FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of OCTOBER,2002

                              HILTON PETROLEUM LTD.
                 (Translation of registrant's name into English)

                                    000-30390
                                  (File Number)

     #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
     ----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X           Form 40-F
                                -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes               No   X
                                                 -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Hilton Petroleum Ltd.
                                         ---------------------------------------
                                         (Registrant)

Date    October 18, 2002               By  /s/ "Nick DeMare"
        -------------------------        ---------------------------------------
                                           Nick DeMare, Director
                                           (Signature)*

      *Print the name and title of the signing officer under his signature.

                              HILTON PETROLEUM LTD.
                        #1305 - 1090 West Georgia Street
                          Vancouver, British Columbia
                                 Canada V6E 3V7
                   Phone: (604) 685-9316 Fax: (604) 683-1585
--------------------------------------------------------------------------------


October 15, 2002


Report to Shareholders

We enclose herewith our Report to Shareholders for the year ended May 31, 2002 and through October 15, 2002.

Before the Company determines to participate in an oil and gas prospect, an assessment is made of both risks and returns. The Company, given the nature of the oil and gas business, expects that there will be difficulties, problems and failures but at the same time, some return is anticipated. The Company's recent oil and gas drilling programs in California have been major disappointments in that there have been no returns, of substance, from the Company's participation.

During the past year the East Lost Hills ("ELH") joint venture has focussed on the completion of drilling and testing of the ELH #4 and #9 wells. The Company, due to financial constraints and lack of investor confidence in the ELH prospect, determined it was in the Company's best interest to farm out its interest in the ELH #4 and #9 wells to other members of the joint venture. Under the terms of the agreement, the Company's share of drilling, testing and completing the ELH #4 and #9 wells are paid by other participants in the project and in return, they assumed our working interest in these wells until 300% of the costs are recovered from revenues from these wells. Subsequent to year end, testing of these wells commenced. As of this writing the Company has not had any formal report from the operator on the testing completed to date.

Operations at ELH have been complicated not only by the difficult technical operating environment but also by the differences of technical opinion between the two major oil and gas companies participating in the prospect. As of this date, both ELH #4 and #9 wells are suspended pending a consensus from the participants as to what should be done next.

Subsequent to May 31, 2002, the regional California exploration program was completed with the re-drill of the Basil well. Gas was encountered during testing of zones of interest at 6,782 feet. Pressures were too low to make the well economic and a decision was made to plug and abandon the well.

During the year ended May 31, 2002, the Company, through its 80% owned subsidiary, finalized a series of agreements with Eyekon Technologies Inc.
("Eyekon"), a private Canadian company. Eyekon has developed a proprietary simulation and artificial intelligence technology that uses real-time data within non-linear simulated environments to determine optimum responses. The Company's subsidiary, A. I. Solutions Inc. ("AIS"), is pursuing several applications utilizing this technology. AIS has developed and is marketing a

Report to Shareholders
Page 2


hazard response simulation software package. In addition, AIS is currently developing a unique health and fitness simulation software program, assessing and outlining a scope study to develop software capable of simulating the human body and its biological systems, and assessing and outlining a scope study to develop a 3-D visualization and simulation software tool to assist and optimize the "design- build-test" cycle of fuel cell development. AIS has established a management team headed by Mr. Des O'Kell. The human body simulation software development team is headed by Mr. Jeff Modesitt. A number of government grant programs, both in Canada and the U.S.A., are available and applications are being made. The Company, however, has determined that financing for AIS' activities should also be pursued from outside investors. AIS is pursuing outside investment which will result in a dilution of the Company's shareholding to less than 50%.

Subsequent to year end, the Company completed a letter of intent to acquire two gold properties - one in the People's Republic of China and one in Mongolia. Technical and legal due diligence is ongoing.

Subsequent to year end, approximately $2.2 million of the Company's outstanding debentures were converted into common shares. The Company still has about $1.4 million of debentures outstanding.

Management is recommending that a capital consolidation of ten old for one new be approved by shareholders. Management will assess the appropriate timing for implementation of this capital restructuring, however, we believe this will be required.

This concludes our report on what has been an extremely difficult year for the Company and for our shareholders.

On behalf of the Board,

/s/ Donald W. Busby
----------------------
Donald W. Busby
Chairman & CEO

                              HILTON PETROLEUM LTD.
                               (the "Corporation")

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of Shareholders of the Corporation will be held at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, on Thursday, November 14, 2002 at 11:00 a.m. (Vancouver time), for the following purposes:

1.   To receive and consider the Report to the Shareholders;

2. To receive and consider the consolidated financial statements of the Corporation for the fiscal year ended May 31, 2002 (with comparative statements relating to the preceding fiscal period) together with the report of the Auditors thereon;

3. To appoint D & H Group, Chartered Accountants, as auditors of the Corporation and to authorize the Directors to fix their remuneration;

4.   To fix the number of directors at four;

5.   To elect Directors for the ensuing year;

6. To consider and, if thought fit, to pass a special resolution approving a consolidation of all of the Corporation's common shares, every ten of such shares without par value being consolidated into one new common share, or to such other consolidation ratio as may be deemed more suitable to meet the Corporation's objectives and is acceptable to the Board of Directors, the TSX Venture Exchange and the Registrar of Corporations for the Yukon Territory, as more particularly described in the accompanying Information Circular;

7. To consider and, if thought fit, to approve the Corporation's stock option plan, which makes a total of 10% of the issued and outstanding shares of the Corporation available for issuance thereunder, as described in the accompanying Information Circular dated October 14, 2002; and

8. To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Corporation's Quarterly Report for its fourth fiscal quarter which contains an Annual Report of the Corporation containing the documents referred to in Items 1 and 2 above, as well as an Information
Circular, a form of Proxy and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those who are unable to attend the Meeting are requested to read, complete, sign and mail the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice. Please advise the Corporation of any change in your mailing address.

Dated at Vancouver in the Province of British Columbia this 14th day of October, 2002.

                              BY ORDER OF THE BOARD

                                "Donald W. Busby"
                             ----------------------
                      Donald W. Busby, Chairman & Director

                              HILTON PETROLEUM LTD.
                               (the "Corporation")

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585

                              INFORMATION CIRCULAR

      (Containing information as at the date of this Information Circular)


SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF THE CORPORATION FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE CORPORATION (AND ANY ADJOURNMENT THEREOF) (THE "MEETING") TO BE HELD ON THURSDAY, NOVEMBER 14, 2002 AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Corporation at nominal cost. All costs of solicitation by management will be borne by the Corporation.

THE CONTENTS AND THE SENDING OF THIS INFORMATION CIRCULAR HAVE BEEN APPROVED BY THE DIRECTORS OF THE CORPORATION.


APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are Directors and/or Officers of the Corporation. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9 (the "Transfer Agent") not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the head office of the Corporation at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, at any time up to and including the last business day preceding the day of the Meeting or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy WILL BE VOTED FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS AS STATED UNDER THOSE HEADINGS IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.


VOTING SHARES AND PRINCIPAL HOLDERS THEREOF


Issued and Outstanding:               36,575,159 common shares without par value
Authorized Capital:                    unlimited common shares without par value

Only shareholders of record at the close of business on October 14, 2002 which is a day that is no fewer than thirty-five days prior to the date of the Meeting (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at the Transfer Agent and at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation.


APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of D & H Group, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration. D & H Group were first appointed auditors of the Corporation on December 12, 1996.

ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors and it is intended to determine the number of directors at four and to elect four directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By-laws of the Corporation, or with the provisions of the Business Corporations Act (Yukon).

Pursuant to National Instrument 54-101, a Notice of Meeting and Record Date has been filed with all securities administrators of jurisdictions wherein the Corporation's registered shareholders have their addresses and has been given to the TSX Venture Exchange at least 25 days before the Record Date, and pursuant to the Business Corporations Act (Yukon) a Notice of Meeting and Record Date was published in the "Yukon News" and the "Province" newspapers on September 30, 2002 and October 7, 2002, respectively.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Corporation now held by him, his principal occupation, the period of time for which he has been a director of the Corporation, and the number of shares of the Corporation beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

                                  Principal Occupation and if not at present                           No. of Shares
Name, Position and                an elected Director, Occupation during              Director         beneficially
Country of Residence(1)           the past five years(1)                               Since              held(2)


DONALD W. BUSBY(3)                Businessman; Self-employed.  Director              Sept. 8/95        4,971,269(4)
Chairman, CEO & Director          and/or officer of several public companies.
(resident of U.S.A.)

NICK DEMARE(3)                    Chartered Accountant.  Since 1991,                 Oct. 2/89           2,633,863
Director                          President and principal of Chase
(resident of Canada)              Management Ltd. ("Chase"), a company
                                  which provides administrative, accounting
                                  and other services.

WILLIAM LEE(3)                    Chartered Accountant.  CFO of IMA                  Sept. 8/95           15,000
Director                          Exploration Inc. since June 1996.
(resident of Canada)

NEIL B. DARLING                   Mr. Darling has a BA degree in economics           May 26/99              Nil
Director                          from the University of Calgary and has
(resident of Canada)              worked extensively in the energy sector
                                  with over twenty years of project management,
                                  engineering and operations experience in
                                  drilling and completions.


NOTES:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(3)  Denotes member of Audit Committee.

(4) 1,136,355 shares are by Boone Petroleum Inc. ("Boone"), a company owned by Mr. Busby and 3,834,914 shares held by the Donald W. Busby 1999 Irrevocable Trust. Mr. Busby is the grantor of the trust but has no beneficial ownership over the shares of the trust.

(5) 250,00 shares are held by Mr. DeMare directly, 1,675,410 shares are held by DNG Capital Corp., a company wholly-owned by Mr. DeMare and 683,453 and 25,000 shares are held by 888 Capital Corp. and UEV Holdings Ltd., respectively, companies 50% owned by Mr. DeMare.


STATEMENT OF EXECUTIVE COMPENSATION

"Named Executive Officers" means the Chief Executive Officer ("CEO") of the Corporation, regardless of the amount of compensation of that individual and each of the Corporation's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to CDN$100,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was CDN$100,000 whether or not they are an executive officer at the end of the fiscal year.

Executive Compensation

During the fiscal year ended May 31, 2002, the Corporation had one Named Executive Officer, Donald W. Busby, Chairman and Chief Executive Officer. The table below sets forth the compensation of the Named Executive Officer:

Summary Compensation Table

                                       Annual Compensation                    Long Term Compensation
                        ------------------------------------------       ------------------------------------
                                                                                  Awards              Payouts
                                                                         -------------------------    -------
                                                                         Securities     Restricted
                                                           Other         Under          Shares or                      All
                        Fiscal                             Annual        Options/       Restricted                    Other
Name and                Year                               Compen-       SARs           Share          LTIP           Compen-
Principal               Ended      Salary       Bonus      sation        granted        Units         Payouts         sation
Position                May 31      (US$)       (US$)       (US$)           (#)          (US$)         (US$)           (US$)
------------------      ------------------------------------------       -------------------------    -------        --------

Donald W. Busby,         2002        Nil         Nil         Nil          400,000         Nil           Nil            99,438
Chairman and Chief       2001        Nil         Nil         Nil          350,000         Nil           Nil           103,342
Executive Officer        2000        Nil         Nil         Nil            Nil           Nil           Nil           150,965


Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Corporation or an affiliate, or the price of the Corporation's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Corporation has not granted any LTIP's to the Named Executive Officer or the directors during the fiscal year ended May 31, 2002.

Stock Appreciation Rights

Stock appreciation rights ("SAR's") means a right, granted by the Corporation or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Corporation's shares. No SAR's were granted to or exercised by the Named Executive Officer or the directors during the past fiscal year ended May 31, 2002.

Option Grants in Last Fiscal Year

The following table sets forth information concerning grants of options to the Named Executive Officer during the past fiscal year ended May 31, 2002:

                                               % of Total
                                             Options Granted                            Market Value of
                                              to Directors,                          Securities Underlying
                      Securities Under        Employees and          Exercise or      Options on Date of
                      Options Granted         Associates in          Base Price             Grant              Expiration
Name                        (#)               Fiscal Year(1)       (CDN$/Security)      (CDN$/Security)           Date
---------------       ----------------       ---------------       ---------------   ---------------------     ----------

Donald W. Busby           400,000                 40.0%                0.45                  0.37               Dec.21/04


NOTE:

(1) Percentage of all options granted during the last fiscal year ended May 31, 2002.

Options Exercised in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of options during the past fiscal year ended May 31, 2002 and the value of unexercised options on an aggregated basis as at May 31, 2002:

                                                                                                      Value of Unexercised
                                                                         Unexercised Options at       In-the-Money Options
                                                                            Fiscal Year-End            at Fiscal Year-End
                                  Securities           Aggregate               (#)(3)                     (CDN$)(3)(4)
                                 Acquired on             Value
                                   Exercise            Realized              Exercisable/                Exercisable/
Name                                (#)(1)             (CDN$)(2)             Unexercisable               Unexercisable
---------------                  -----------           ---------         -----------------------      ---------------------

Donald W. Busby                      Nil                  N/A                 750,000/Nil                   Nil/Nil


NOTES:

(1)  Number of common shares acquired on the exercise of options.

(2) Calculated using the difference between the closing price on the TSX-V on the date of exercise and the exercise price of the options.

(3) As freestanding SARs have not been granted, the number of common shares relate solely to the options.

(4) Value using the closing price of the common shares on the TSX-V on May 31, 2002 of CDN$0.30 per share, less the exercise price of the options.

Pension Plans

The Corporation does not provide retirement benefits for its directors or Named Executive Officer.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the fiscal year ended May 31, 2002, Mr. Donald W. Busby received consulting fees from the Corporation of US$84,000 paid directly to Boone Petroleum Ltd. ("Boone"), a private company which is wholly-owned by Mr. Busby. Boone provides marketing and financial management services to the Corporation. The Corporation also paid Mr. Busby's health insurance premiums of US$15,438.

Termination of Employment or Change of Control

Other than as described in the Summary Compensation Table and above, the Corporation has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officer in the Corporation's most recently completed financial year or current financial year in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds CDN$100,000 per executive officer.

Proposed Compensation

The Corporation has no bonus, profit sharing or similar plans in place pursuant to which cash or non-cash compensation is proposed to be paid or distributed to the Named Executive Officer in the current or subsequent fiscal year.

Compensation of Directors

The following table sets forth information concerning grants of options to the directors who are not Named Executive Officers during the past fiscal year ended May 31, 2002:

                                                % of Total
                                                  Options                               Market Value of
                                                 Granted to                               Securities
                                                 Directors,                               Underlying
                         Securities Under      Employees and         Exercise or        Options on Date
                          Options Granted      Associates in          Base Price           of Grant
Name                            (#)            Fiscal Year(1)      (CDN$/Security)      (CDN$/Security)    Expiration Date
------------             ----------------      --------------      ---------------      ----------------   ---------------
Nick DeMare                   174,000              17.4%                 0.45                0.37             Dec.21/04
William Lee                    75,000               7.5%                 0.45                0.37             Dec.21/04
Neil Darling                   75,000               7.5%                 0.45                0.37             Dec.21/04


The following table sets forth details of all exercises of options during the past fiscal year ended May 31, 2002 by the directors who are not the Named Executive Officers and the value of unexercised options on an aggregated basis as at May 31, 2002:

                                                                                                  Value of Unexercised
                                                                       Unexercised Options at     In-the-Money Options
                                                                          Fiscal Year-End          at Fiscal Year-End
                                  Securities          Aggregate                (#)(3)                 (CDN$)(3)(4)
                                 Acquired on            Value
                                   Exercise           Realized              Exercisable/              Exercisable/
Name                                (#)(1)            (CDN$)(2)            Unexercisable              Unexercisable
------------                     -----------          ---------        ---------------------      --------------------

Nick DeMare                          Nil                 N/A                314,000/Nil                  Nil/Nil
William Lee                          Nil                 N/A                115,000/Nil                  Nil/Nil
Neil Darling                         Nil                 N/A                100,000/Nil                  Nil/Nil

NOTES:

(1)  Number of common shares acquired on the exercise of options.

(2) Calculated using the difference between the closing price on the TSX-V on the date of exercise and the exercise price of the options.

(3) As freestanding SARs have not been granted, the number of common shares relate solely to the options.

(4) Value using the closing price of common shares on the TSX-V on May 31, 2002 of CDN$0.30 per share, less the exercise prices of the options.

During the fiscal year ended May 31, 2002, Chase, a private company which is indirectly wholly-owned by Mr. Nick DeMare, was paid CDN$117,075. Chase provides management, administrative and accounting services to the Corporation. The Corporation also paid CDN$9,000 each to Mr. William Lee and Ramdar Resource Management Ltd. ("Ramdar"), for directors fees. Ramdar is a private company wholly-owned by Mr. Neil Darling.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OF THE CORPORATION

During the fiscal year ended May 31, 2000, the Corporation provided a relocation loan of US$125,000 to Mr. Donald W. Busby. The loan originally bore interest at 5% per annum, compounded monthly, and was due on March 27, 2002. During the fiscal year ended May 31, 2002, the Corporation agreed to extend the maturity date of the relocation loan to January 24, 2004. In addition, the relocation loan now bears interest at 10% per annum, payable quarterly. During the fiscal year ended May 31, 2002, the Corporation received interest income of US$3,793 and $25,000 of principal repayment.

Other than as described above, no director or senior officer of the Corporation, proposed management nominee for election as a director of the Corporation or each associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to the Corporation or any of its subsidiaries at any time during the Corporation's last completed financial year, other than routine indebtedness.


INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth below and other than transactions carried out in the normal course of business of the Corporation or any of its affiliates, none of the directors or senior officers of the Corporation, a proposed management nominee for election as a director of the Corporation, any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Corporation nor an associate or affiliate of any of the foregoing persons had since June 1, 2001 (the commencement of the Corporation's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected the Corporation or any of its subsidiaries or in any proposed transaction which has or would materially affect the Corporation or any of its subsidiaries.


MANAGEMENT CONTRACTS

The Corporation has directly entered into management contracts with companies controlled by Messrs. Busby and DeMare for accounting, professional and management services provided to the Corporation. Specifically, the Corporation has a management contract with Boone Petroleum Ltd., a company owned by Mr. Busby, at a rate of US$7,000 per month. The Corporation has a management contract with Chase Management Ltd., a company owned by Mr. DeMare, at a rate of CDN$8,000 per month. In addition, the Corporation may engage Chase to perform extra services in which case Chase will charge the Corporation for its employees at competitive rates.


INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or senior officer of the Corporation nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors. Directors and senior officers may, however, be interested in the general authorization granted to the directors with respect to "Stock Option Plan" as detailed herein.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

A.   Share Consolidation

Management proposes, should it be deemed necessary, to consolidate all of its authorized common shares without par value, both issued and unissued, on the basis of up to every ten of such common shares before consolidation being consolidated into one new common share without par value, or on the basis of such lesser consolidation ratio as may be in accordance with the regulations and policy guidelines of the TSX Venture Exchange.

     "RESOLVED, AS A SPECIAL RESOLUTION, THAT:

     (a)  the capital of the Corporation be altered by consolidating  all of the
          issued  common  shares,   every  ten  of  such  common  shares  before
          consolidation being consolidated into one common share;

     (b) the Articles of the Corporation be altered to reflect the foregoing changes and the Board of Directors be authorized to have the appropriate officers of the Corporation complete and file such Articles of Amendment with the Registrar of Corporations for the Yukon Territory and to do all such acts and cause the Corporation to execute and deliver all such documents and undertake all such acts as they deem appropriate to give effect to the foregoing resolutions;

     (c) the directors of the Corporation be and are hereby authorized, in their discretion, without further approval of the Shareholders, to delay or abandon the consolidation of share capital before it is enacted; and

     (d) if the consolidation ratio referred to in (a) above is not acceptable to the TSX Venture Exchange or to the Registrar of Corporations for the Yukon Territory, or is otherwise not suitable to achieve the Corporation's objectives, the Board of Directors be and is hereby authorized to change the consolidation ratio to a consolidation ratio acceptable to the Board of Directors, the TSX Venture Exchange and the Registrar of Corporations for the Yukon Territory and upon such determination by the Board of Directors, the resolution in (a) shall be deemed to be amended accordingly."

A special resolution requires the favourable vote of not less than two-thirds of the votes cast in person or by proxy at the Meeting.

B.   Stock Option Plan

In order to comply with recent amendments to the TSX Venture Exchange rules, the Corporation proposes to adopt a stock option plan (the "Plan"), subject to regulatory approval. Previously, the Corporation did not have a formal stock option plan and granted options in accordance with TSX Venture Exchange policies which provided for options up to 10% of the issued and outstanding share capital of the Corporation.

The purpose of the Plan is to provide the Corporation with a share related mechanism to enable the Corporation to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward directors, officers, employees and other service providers for their contribution toward the long term goals of the Corporation and to enable and encourage such individuals to acquire shares of the Corporation as long term investments.

The Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. The Board may issue a majority of the options to insiders of the Corporation. However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Corporation result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Corporation's issued and outstanding share capital.

The following information is intended to be a brief description of the Plan and is qualified in its entirety by the full text of the Plan which is available for review by any shareholder up until the day preceding the Meeting at the Corporation's head office at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, and will be available at the Meeting:

1. The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of Shares which is 10% of the issued and outstanding shares of the Corporation. The Corporation currently has 1,868,250 options outstanding. These options will form a part of the foregoing 10%. The exercise price of the stock options, as determined by the Board in its sole discretion, shall not be less than the closing price of the Corporation's shares traded through the facilities of the Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed and quoted for trading.

2.   The  Board  will not grant  options  to any one  person  which  will,  when
     exercised,   exceed  5%  of  the  issued  and  outstanding  shares  of  the
     Corporation.

3. Upon expiry of the option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Plan may not have an expiry date exceeding ten years from the date on which the Board grant and announce the granting of the option.

4. If the option holder ceases to be a director of the Corporation or ceases to be employed by the Corporation (other than by reason of death), as the case may be, then the option granted shall expire on the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Corporation, subject to the terms and conditions set out in the Plan.

The Plan may be administered by the Corporation's secretary or such other senior officer or employee as may be designated by the Board from time to time. Upon the approval of the Plan by the Corporation's shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of the Corporation regularly employed on a full-time or part- time basis, directors of the Corporation and persons who perform services for the Corporation on an ongoing basis or who have provided, or are expected to provide, services of value to the Corporation.

The TSX Venture Exchange Policies require that the Plan be approved by the affirmative vote of a majority of the votes cast at the Meeting. Accordingly, the Corporation requests that the shareholders pass the following resolution:

     "RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

     1. subject to the approval of TSX Venture Exchange, the Corporation's stock option plan (the "Plan"), which makes a total of 10% of the issued and outstanding shares of the Corporation available for issuance thereunder as described in the Corporation's Information Circular dated October 14, 2002, is hereby approved; and

     2. any one director or officer of the Corporation is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of this resolution."


OTHER MATTERS

Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

DATED at Vancouver, British Columbia, this 14th day of October, 2002.

                       BY ORDER OF THE BOARD OF DIRECTORS


                               /s/ Donald W. Busby
                              ---------------------
                                 Donald W. Busby
                              Chairman and Director

                              HILTON PETROLEUM LTD.
                               (the "Corporation")

                               INSTRUMENT OF PROXY

                 THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT


THE UNDERSIGNED, A REGISTERED SHAREHOLDER OF THE CORPORATION HEREBY APPOINTS DONALD W. BUSBY, OR FAILING HIM, WILLIAM LEE OR FAILING HIM, NICK DEMARE, OR INSTEAD OF ANY OF THE FOREGOING --------------------------------- OR FAILING HIM, --------------------------------- (HEREINAFTER CALLED THE "NOMINEE") AS
PROXY OF THE UNDERSIGNED, WITH FULL POWER OF SUBSTITUTION, TO ATTEND, ACT AND VOTE IN RESPECT OF ALL SHARES REGISTERED IN THE NAME OF THE UNDERSIGNED AT THE ANNUAL AND SPECIAL MEETING (THE "MEETING") OF THE SHAREHOLDERS OF THE CORPORATION TO BE HELD IN VANCOUVER, BRITISH COLUMBIA ON THURSDAY, THE 14th DAY OF NOVEMBER, 2002 AT 11:00 A.M. (VANCOUVER TIME), AND AT ANY AND ALL ADJOURNMENTS THEREOF. WITHOUT LIMITING THE GENERAL POWERS HEREBY CONFERRED, THE SAID PROXY IS DIRECTED, IN RESPECT OF THE FOLLOWING MATTERS TO GIVE EFFECT TO THE FOLLOWING CHOICES, AS INDICATED BY CHECK MARKS OR X'S:

1.   To determine the number of directors of the Corporation at four.

     VOTE FOR                        VOTE AGAINST
              -------                             -------

2. To elect each of the following persons as a director of the Corporation for the ensuing year:


     DONALD W. BUSBY          VOTE FOR                     WITHHOLD VOTE
                                       -------                           -------
     NICK DEMARE              VOTE FOR                     WITHHOLD VOTE
                                       -------                           -------
     NEIL DARLING             VOTE FOR                     WITHHOLD VOTE
                                       -------                           -------
     WILLIAM LEE              VOTE FOR                     WITHHOLD VOTE
                                       -------                           -------

3. To appoint D & H Group, Chartered Accountants, as auditors and to authorize the Directors to fix their remuneration.

     VOTE FOR                        VOTE AGAINST
              -------                             -------

4. To pass a special resolution approving a consolidation of all of the Corporation's common shares, both issued and unissued, every ten of such shares without par value being consolidated into one new common share or to such other consolidation ratio as may be deemed more suitable to meet the Corporation's objectives and is acceptable to the Board of Directors, the TSX Venture Exchange and the Registrar of Corporations for the Yukon Territory, as more particularly described in the accompanying Information Circular.

     VOTE FOR                        VOTE AGAINST
              -------                             -------

5. To pass an ordinary resolution approving the Corporation's stock option plan, which makes a total of 10% of the issued and outstanding shares of the Corporation available for issuance thereunder, as described in the accompanying Information Circular dated October 14, 2002.

     VOTE FOR                        VOTE AGAINST
              -------                             -------

This Proxy confers discretionary authority upon the persons named herein as proxies to vote hereunder with respect, firstly, to the above matters where no choice is or where both choices are specified, [IN WHICH CASE THE SHARES FOR WHICH THIS PROXY IS GIVEN WILL BE VOTED "FOR" ON ALL SUCH MATTERS], and, secondly, to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting.

The undersigned hereby acknowledges receipt of the Corporation's Quarterly Report for its fourth fiscal quarter (which contains an Annual Report of the Corporation containing the Report of Directors and the Corporation's audited consolidated financial statements for the fiscal period ended May 31, 2002), the Notice of Annual General Meeting of Shareholders, the accompanying Information Circular dated as of October 14, 2002 and the Notes thereto, and the Annual Return Card Form, and the undersigned hereby revokes any instrument of proxy given prior to this Proxy with reference to the Meeting or any adjournment thereof.

NOTES:

A. THE SIGNATURE BELOW MUST CONFORM TO THE NAME OF THE SHAREHOLDER(S) AS REGISTERED. TO BE VALID, A PROXY MUST BE DATED AND SIGNED BY THE SHAREHOLDER(S) OR HIS ATTORNEY AUTHORIZED IN WRITING. EXECUTORS,
     ADMINISTRATORS, TRUSTEES OR OTHER PERSONAL REPRESENTATIVES SIGNING ON BEHALF OF A REGISTERED SHAREHOLDER(S) SHOULD SO INDICATE WHEN SIGNING. WHERE SHARES ARE HELD JOINTLY, EITHER OWNER MAY SIGN. WHERE THE SHARES ARE HELD BY A CORPORATION, A DULY AUTHORIZED OFFICER OR ATTORNEY OF THE CORPORATION MUST SIGN. IF THE PROXY IS EXECUTED BY THE PERSONAL REPRESENTATIVE FOR AN INDIVIDUAL SHAREHOLDER(S) OR BY AN OFFICER OR ATTORNEY OF A CORPORATE SHAREHOLDER(S), NOT UNDER ITS CORPORATE SEAL, THE INSTRUMENT EMPOWERING THE PERSONAL REPRESENTATIVE, OFFICER OR ATTORNEY, AS THE CASE MAY BE, OR A NOTARIAL CERTIFIED COPY THEREOF, MUST ACCOMPANY THE PROXY.

B. A PROXY TO BE EFFECTIVE, MUST BE DEPOSITED AT THE OFFICE OF THE CORPORATION'S REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, OF 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B9, NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT THEREOF OR DELIVERED TO THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING.

C. REFERENCE IS SPECIFICALLY MADE TO THE ACCOMPANYING INFORMATION CIRCULAR FOR FURTHER INFORMATION AND INSTRUCTIONS.

D. IF THE DATE IS NOT COMPLETED IN THE SPACE PROVIDED, THIS PROXY SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED TO THE SHAREHOLDER(S).

DATED this      day of             , 2002.  (PLEASE INSERT DATE OF EXECUTION)
          -----        ------------



------------------------------------------------
Signature of Shareholder


------------------------------------------------
Name of Shareholder (please print)


------------------------------------------------
Address of Shareholder


------------------------------------------------
City/Province


------------------------------------------------
Number of Shares Held